EXHIBIT 99.3

DESCRIPTION OF $4.80 SERIAL PREFERRED STOCK

     General: The following is a summary of certain provisions of the Washington Gas Light Company (the “Company”) Serial Preferred Stock without par value (the “Serial Preferred Stock”) and the shares of the $4.80 Serial Preferred Stock (“$4.80 Serial Preferred Stock”). For a complete description of the provisions of the Serial Preferred Stock and the $4.80 Serial Preferred Stock, reference is hereby made to Article V of the Company’s Charter, as amended, and to the Resolution of the Board of Directors establishing the $4.80 Serial Preferred Stock.

     The Board of Directors may provide for the issue of Serial Preferred Stock in series, and with respect to each series (except the $4.25 Series) fix the dividend rate, terms and conditions of redemption, liquidation preference, and sinking fund and conversion provisions (if any). All series will rank on a parity, and will be preferred over the Common Stock with respect to dividends and assets.

     Dividends: The holders of the $4.80 Serial Preferred Stock are entitled to receive cumulative cash dividends thereon, when and as declared by the Board of Directors, out of funds legally available therefor, payable quarterly on the first day of February, May, August and November of each year, at the rate of $4.80 per share, per annum.

     Liquidation Rights: Holders of Serial Preferred Stock of each series will be entitled to receive out of assets available for distribution to stockholders in the event of any liquidation, dissolution or winding up of the Company, full payment of the applicable liquidation preference fixed for such series, plus accrued and unpaid dividends, before any distribution or payment may be made to holders of Common Stock. The liquidation preferences fixed for the $4.80 Serial Preferred Stock are $100 per share on involuntary liquidation and, on voluntary liquidation, an amount equal to the applicable redemption price.

     Redemption: The shares of Serial Preferred Stock or of any series thereof at any time outstanding, may be redeemed upon at least 30 and not more than 60 days’ notice, in whole or in part at any time, at the applicable redemption price theretofore fixed for the particular series, plus accrued and unpaid dividends. The redemption price fixed for the $4.80 Serial Preferred Stock is $101.00 per share.

     In the event there is any arrearage in the payment of dividends on Serial Preferred Stock, or in the payment or setting aside of any sinking fund requirement on any series thereof, no shares of Serial Preferred Stock may be (i) redeemed (unless all are redeemed), or (ii) purchased or otherwise acquired for a consideration, except pursuant to offers by holders thereof in response to an invitation mailed simultaneously to all such holders.

     Voting Rights: The Serial Preferred Stock is entitled to one vote per share. If four quarterly dividends on the Serial Preferred Stock are in default, and until all such defaulted dividends shall have been paid, the Serial Preferred Stock will be entitled to elect the largest number of directors that does not exceed 25 percent of the Board of Directors, but in no event less than two directors, and the holders of Common Stock will be entitled to elect the remaining directors.

     The dividend rate of any series of Serial Preferred Stock may not be decreased without the consent of all the shares of the affected series.

     No amendment of the Charter may be made without the consent of more than two-thirds of the Serial Preferred Stock if such amendment would increase the authorized Serial Preferred Stock, or authorize any senior or parity stock; and no amendment which would change the designations, preferences, limitations, voting rights, or relative or other rights of the Serial Preferred Stock, or of any series thereof, may be made without the consent of more than two-thirds of the affected stock.

     The Company, without the consent of a majority of the Serial Preferred Stock, may not:

     (1)  Issue any Serial Preferred Stock or senior or parity stock, or any securities convertible into Serial Preferred Stock or senior or parity stock, unless certain earnings and capital tests are met. Generally, such earnings test requires that net income be at least two and one-half times all preferred stock dividend requirements and the gross income be at least one and one-half times all interest requirements and all preferred stock dividend requirements. Such capitalization test requires generally that the aggregate of the capital of the Company applicable to its Common Stock and the surplus of the Company shall be not less than the aggregate amount payable upon involuntary liquidation on all shares of preferred stock.

     (2) Merge, consolidate, or sell or lease all or substantially all of its assets, unless such action, or the issue or assumption of all securities to be issued or assumed in connection therewith, shall have been approved by all regulatory authorities having jurisdiction.

     Pre-emptive Rights: Holders of Serial Preferred Stock have no pre-emptive rights.

     Certain anti-takeover matters: The Company’s Charter and Bylaws contain provisions which may have the effect of discouraging unilateral tender offers or other attempts to acquire the Company. The following is a list of those provisions:

•	Certain business combinations may require the affirmative vote of the holders of at least 80% of the outstanding voting shares unless certain minimum price and procedural requirements are satisfied;

•	Director nominations by shareholders generally must be made at least 60 days prior to the date of the shareholders meeting;

•	Shareholders wishing to bring business before meetings of shareholders must provide advance notice of their intended action 60 days prior to the meeting; and

•	Vacancies on the board of directors may be filled by a majority vote of the remaining directors then in office, even if the remaining directors constitute less than a quorum.